Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

Nuance/ScanSoft Announcement

Department Meetings

May 10, 2005

The New Voice of Business

Confidential

Nuance Communications, Inc.

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, expectations that the merger will be accretive to results, future expectations regarding the assets of the combined company, future expectations concerning available cash and cash equivalents, the growth of the speech industry and the demand for speech solutions, the future composition of the board of directors of the combined company, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated synergies and cost savings; the failure of the acquisition to be materially accretive in a timely manner; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10 K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10 K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

S A F E H A R B O R F O R W A R D L O O K I N G S T A T E M E N T S

The New Voice of Business

Confidential

Nuance Communications, Inc.

I M P O R T A N T A D D I T I O N A L I N F O R M A T I O N W I L L B E F I L E D W I T H T H E S E C

ScanSoft plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

The New Voice of Business

Confidential

Agenda

Recap of Announcement

Business Going Forward Commitment to Inform Q&A

The New Voice of Business

Confidential

What Was Announced?

Merging of Nuance and ScanSoft

Bringing together of great, speech-focused talents, resources and IP

Why?

Accounted for as an acquisition

Better able to more effectively compete in increasingly competitive market

Enhanced strength to meet needs of customers and partners today and in the future

Greater resources to build market

Strengths of Combined Company

Strengthened position as a comprehensive provider of speech solutions

Extensive experience and expertise in speech products and services

Shared passion focused on creating better customer experience and delivering business results through speech

New Company Will Be Named Nuance!

The New Voice of Business

Confidential

The Elevator Pitch

This slide for internal use only

This is a merger of two well respected companies, who share a passion for speech.

The newly combined company will benefit from the blending of great speech-focused talents, resources and IP.

By combining, the new company will be better equipped to compete toe-to-toe with the very large and well resourced competitors in the space, as well as be able to apply greater resources to growing and accelerating the market.

The resulting company will enjoy a strengthened position as a comprehensive provider of speech solutions, in the areas of network, embedded and dictation.

Today and in the future, customer and partner commitment will remain at the forefront of our direction.

The New Voice of Business

Confidential

For Customers, Prospects and Partners, The Combined Company . . . .

Will provide proven deployment experience that drives better results:

Experience from over 3,000 speech applications

Experience from over 7 billion automated phone calls

Experience from over 250 speech and voice user interface experts – with over 800 cumulative years experience

Will afford access to the industry’s most comprehensive portfolio of speech applications and industry-defining technologies -(network, embedded, & dictation)

Will accelerate the development of new and innovative speech solutions that deliver enhanced value

Expertise from over 300 speech scientists and engineers

Expertise represented by a portfolio of more than 250 patent families

The New Voice of Business

Confidential

For Customers, Prospects and Partners, The Combined Company . . . .

Is committed to investment protection and customer continuity

Full go-forward support for current products of both companies

Integration plans that ensure minimal inconvenience

Is committed to premier partner relationships providing total solutions

Is well positioned and well resourced to accelerate the development and adoption of innovative speech-enable applications and services worldwide

Is better equipped to compete with a number of new, large and well resourced competitors

The New Voice of Business

Confidential

Why Is This A Positive for Nuancers?

Employees will…

Be a part of a new company better positioned to meet the challenges of an increasingly competitive market

Gain the opportunity to participate in the development, sale, marketing, and support of a broader set of speech offerings

Benefit from greater resources being available as a combined company to build the market for speech

Realize new growth opportunities as part of a larger company

Enjoy being part of a company with a strengthened international presence

Have the chance to work with others who share the same passion for speech and strongly believe in its power transform

The New Voice of Business

Confidential

Treatment of Stock Options—The Basics

Stock Options – Assumed by ScanSoft

Outstanding options (whether vested or unvested) with exercise prices of $10 or less granted under the Company’s 2001 Nonstatutory Stock Option Plan, 2000 Stock Plan and the 1998 Stock Plan will be assumed and become exercisable into shares of ScanSoft. The number of shares and exercise price will be adjusted based on the exchange ratio of the transaction.

Outstanding options (whether vested or unvested) under the Company’s 1994 Flexible Stock Incentive Plan (regardless of exercise price) will be assumed and become exercisable into shares of ScanSoft. The number of shares and exercise price will be adjusted based on an exchange ratio.

Period of time for exercise after termination of employment may be extended up to six months post termination (pending tax review).

Assumed options remain subject to all other terms and conditions as they were subject to prior to their assumption (including vesting schedule).

Stock Options – Not Assumed by ScanSoft

Outstanding options (whether vested or unvested) with exercise prices above $10 (except for options granted under the 1994 Plan) will not be assumed and will terminate effective as of the closing of the merger.

The New Voice of Business

Confidential

Treatment of ESPP- The Basics

ESPP

Current offering period beginning in May 2005 will continue.

This offering period will terminate (as will all others) when the merger closes. Upon termination, all payroll contributions will purchase ESPP shares (at the lower of 85% of FMV on the new purchase date or the date on the beginning of the applicable offering period).

The New Voice of Business

Confidential

Other Questions

What happens to the stock that I’ve purchased and am holding? (including shares I exercised and held and the ESPP shares I am still holding)

If you already own stock you get:

–77 New Entity Shares for every 1.0 share you currently own;

–$2.20 per share for every one share you currently own.

Can I exercise and sell my vested shares before the transaction is completed?

Yes, you can sell as long as we are not in a blackout period. Prices would be based, as usual, on your option strike price as noted in the specific option grant, and your sale price would be per the market at the day and time you are trading. You will not be forced to exercise and sell stock options before the transaction is completed.

The New Voice of Business

Confidential

Agenda

Recap of Announcement

Business Going Forward

Commitment to Inform

Q&A

The New Voice of Business

Confidential

Guiding Principles

This slide for internal use only

General Principals

Stay focused on demand creation and revenue generation

Remain committed to meeting customer and partner needs

Both Companies Operate as Stand Alone Entities Until Close (with exception of designated integration activities)

NO joint discussions on account strategies

NO joint discussions on pricing

NO joint planning or conversations with ScanSoft partners

Under no exceptions should you speculate with outsiders on the probability of the merger transaction being closed

Nuance owes to its shareholders, which includes each of us, to continue to deliver great results!

The New Voice of Business

Confidential

Agenda

Recap of Announcement

Business Going Forward

Commitment to Inform

Q&A

The New Voice of Business

Confidential

Looking for Answers


SCANSOFT / NUANCE

MERGER ANNOUNCEMENT

FREQUENTLY ASKED QUESTIONS

FOR

NUANCE EMPLOYEES

7 May, 2005

> **The FAQs**
- Answers as many questions as possible today
- Additional information will be provided as possible

> **Questions from Outside**
- A common, external FAQ is posted to both companies' web sites for this purpose

> **Unanswered Questions**
- Please send to HR – we will answer where possible

NUANCE The New Voice of Business Confidential 16

Optimal Timeline

May

5/9 Deal Announcement

HSR Filing

June

HSR Period Expires

If Successful: Start Integration Planning

July

Integration Planning

August

Close Announcement

Integrated Operations Begin

Shareholders Vote

September

Normal course = 90 – 120 days, subject to approvals: namely Hart-Scott-Rodino and Shareholders

The New Voice of Business

Confidential

Agenda

Recap of Announcement

Business Going Forward

Commitment to Inform

Q&A

The New Voice of Business

Confidential

The New Voice of Business

Confidential

Our Commitment to Business Partners…

A Dedication to Partner Success and Market Development

Providing our Partners with the Knowledge,

Tools & Strategies, and Support Essential to Drive Continued Success

Increased Focus and Means to Open New Doors & Equip You for Incremental, High-Growth Opportunities Needed to Fuel Your Business

Nuance Voice Platform

The combined company will evaluate the platform technology and develop specific plans around its future during the integration and planning phase

Partner relationship terms

Until the transaction closes, current terms and conditions will apply with each company

Combined company will honor terms and conditions of existing Nuance partner contracts

The New Voice of Business

Confidential